Exhibit 99.1

News Release

FOR IMMEDIATE RELEASE

Suncor Energy announces 2025 corporate guidance

All financial figures are in Canadian dollars, unless noted otherwise

Calgary, Alberta (December 12, 2024)

•	Growth in upstream consistent with plan to add over 100,000 bbls/d between 2023 and 2026

•	Increased refinery utilization reflecting stronger asset performance and market position

•	Lower oil sands costs driven by productivity improvements

•	Disciplined capital program with select high quality strategic investments

•	Financial performance aligned with May 2024 Investor Day commitments

Suncor Energy (TSX: SU) (NYSE: SU) released its 2025 corporate guidance today including growing annual upstream production to 810,000 to 840,000 bbls/d as well as increased annual refining utilization of 93% to 97%, both reflecting the sustainability of the higher performance achieved throughout 2024. Suncor’s upstream production increase is consistent with the plan presented at its Investor Day earlier this year and builds on the tangible improvements to free funds flow growth achieved in 2024, which are ahead of target. Upstream production reflects planned turnaround and maintenance activities during the year; including a 91-day outage at Base Plant Upgrader 1 for the coke drum replacement project. Downstream utilization also reflects the impact of planned turnarounds at the Edmonton and Sarnia refineries totaling 58 and 40 days, respectively.

“We are 100% focused on growing free funds flow per share through increased volumes, margins, cost reductions, and a disciplined capital investment program. Our 2025 guidance embodies this focus and is aligned with the commitments we set in our May 2024 Investor Day,” said Rich Kruger, President and Chief Executive Officer. “We are delivering value to shareholders ahead of expectations through Suncor’s unparalleled, integrated upstream and downstream asset base, underpinned by large scale, long-life oil sands resources.”

Suncor’s 2025 capital program is a balance between investments in sustaining its business, while selectively investing in high value economic opportunities. Major economic investments planned or continuing in 2025 include the replacement of the Upgrader 1 coke drums at Base Plant, the development of the Mildred Lake West Mine Extension and West White Rose projects, and the execution of our Petro-Canada retail network improvement plan.

Suncor’s lower cash operating costs per barrel continue to reflect progress on its initiatives to reduce its corporate WTI breakeven by US$10 per bbl versus 2023. Fort Hills cash operating costs per barrel include a continuation of accelerated activities at the North Pit to unlock long-term production faster than originally planned.

“Our confidence in our ability to deliver the commitments outlined in the three year plan we put forward in May 2024 increases each day”, added Rich Kruger. “The best is yet to come at ‘Today’s’ Suncor.”

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3

Production & Throughput Guidance

2025 Full Year Outlook
Total bitumen production (bbls/d)	880,000 - 920,000
Upgraded - net SCO and diesel (bbls/d)	485,000 - 495,000
Non-upgraded bitumen (bbls/d)	280,000 - 290,000
Total Oil Sands production (bbls/d)	765,000 - 785,000
Exploration and Production (bbls/d)	45,000 - 55,000
Total Production (bbls/d)	810,000 - 840,000

By Asset:
Oil Sands operations - SCO and diesel (bbls/d)	310,000 - 320,000
Oil Sands operations - non-upgraded bitumen (bbls/d)	135,000 - 150,000
Oil Sands operations (bbls/d) (1)	445,000 - 470,000
Fort Hills (bbls/d)	165,000 - 175,000
Syncrude (bbls/d) Suncor working interest of 58.74% (2)	190,000 - 200,000
Inter-Asset Transfers and Consumption (bbls/d) (3)	(35,000) - (60,000)
Total Oil Sands production (bbls/d)	765,000 - 785,000
Exploration and Production (bbls/d)	45,000 - 55,000
Total Production (bbls/d)	810,000 - 840,000

Refinery Throughput (bbls/d)	435,000 - 450,000
Refinery Utilization (4)	93% - 97%
Refined Product Sales (bbls/d)	555,000-585,000

Capital Guidance (5)

(C$ millions)

	2025 Full Year Outlook	% Economic Investment (6)
Oil Sands	4,175 - 4,250	40%
E&P	725 - 775	100%
Downstream	1,175 - 1,250	30%
Corporate	25	5%
Total	6,100 - 6,300	45%

Cash Operating Cost Guidance

(C$/bbl)

2025 Full Year Outlook
Oil Sands operations cash operating costs (7)(10)	26.00 - 29.00
Fort Hills cash operating costs (8)(10)	33.00 - 36.00
Syncrude cash operating costs (9)(10)	34.00-37.00

Other Information

2025 Full Year Outlook
Current Income Taxes (C$ millions)(11)	2,200 - 2,500
Canadian Tax rate (effective)	24% - 25%
US Tax rate (effective)	22% - 23%
Average Corporate interest rate	5% - 6%
Oil Sands operations Crown Royalties(12)	14% - 17%
Fort Hills Crown Royalties(12)	4% - 6%
Syncrude Crown Royalties(12)	12% - 15%
East Coast Canada Royalties(12)	17% - 21%

Business Environment (13)

2025 Full Year Outlook
Oil Prices - Brent, Sullom Voe (US$/bbl)	79.00
WTI, Cushing (US$/bbl)	75.00
WCS, Hardisty (US$/bbl)	61.00
SYN, Hardisty (US$/bbl)	75.00
Refining Margin - NY Harbor 2-1-1 crack (US$/bbl)	22.00
Chicago 2-1-1 crack (US$/bbl)	18.00
Suncor custom 5-2-2-1 index (US$/bbl)	27.35
Natural Gas Price - AECO - C Spot (C$/GJ)	2.50
Alberta Power Pool Prices (C$/MWh)	50.00
Exchange Rate (US$/C$)	0.74

Adjusted Funds From Operations Sensitivities (14)

(C$ millions)

Approximate Impact to 2025 Full Year Outlook
+US$1/bbl WTI	200
+US$1/bbl NYH 2-1-1	170
+0.01 US$/C$ Exchange Rate	(240)
+C$1/GJ AECO	(230)
+C$20/MWh Alberta Power	135
+US$1/bbl WCS-WTI Differential	0
+US$1/bbl SYN-WTI Differential	50

1.	Oil Sands operations is comprised of Firebag, MacKay River, and Base Plant. Oil Sands operations synthetic crude oil (SCO) is produced from bitumen that is sourced from Oil Sands operations, as well as inter-asset transfers from Fort Hills and Syncrude.

2.	Syncrude production includes inter-asset transfers from/to Oil Sands operations.

3.	Inter-Asset Transfers and Consumption includes bitumen, sour crude, diesel and other product transfers between assets as well as internally consumed products.

4.	Refinery utilization is based on the following crude processing capacities: Edmonton - 146,000 bbls/d; Montreal - 137,000 bbls/d; Sarnia - 85,000 bbls/d; and Commerce City - 98,000 bbls/d.

5.	Capital expenditures exclude capitalized interest of approximately $320 million.

6.	Balance of capital expenditures represents Asset Sustainment and Maintenance capital expenditures. For definitions of Economic Investment and Asset Sustainment and Maintenance capital expenditures, see the Capital Investment Update section of Suncor's Management's Discussion and Analysis for the Third Quarter of 2024 dated November 12, 2024 (the "MD&A"), available at www. sedarplus.ca.

7.	Oil Sands operations cash operating costs per barrel are based on the following assumptions: production volumes, sales mix, average natural gas prices, and average Alberta power pool prices as described in the tables above.

8.	Fort Hills cash operating costs per barrel are based on the following assumptions: production volumes, average natural gas prices, and average Alberta power pool prices as described in the tables above.

9.	Syncrude cash operating costs per barrel are based on the following assumptions: production volumes, average natural gas prices, and average Alberta power pool prices as described in the tables above.

10.	Oil Sands operations cash operating costs, Fort Hills cash operating costs, and Syncrude cash operating costs are non-GAAP financial measures. Non-GAAP financial measures are not prescribed by GAAP and therefore do not have any standardized meaning. Users are cautioned that these measures may not be fully comparable to one another or to similar information calculated by other entities due to differing operations. For more information, see the Cash Operating Costs and Non-GAAP Financial Measures Advisory sections of the MD&A. Both sections are incorporated by reference herein.

11.	Reflects income taxes that impact adjusted funds from operations.

12.	Reflected as a percentage of gross revenue.

13.	Approximates the forward pricing curve at the time of publication.

14.	Baseline adjusted funds from operations has been derived from midpoint of 2025 guidance and the associated business environment. Sensitivities are based on changing a single factor by its indicated range while holding the rest constant.

Legal Advisory – Forward-Looking Statements

This news release contains certain forward-looking information and forward-looking statements (collectively referred to herein as “forward-looking statements”) within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements in this news release include references to: the expectation that Suncor’s capital spending program will continue to trend lower and will be approximately $6.1 to $6.3 billion and expectations of where that spending will be directed; Suncor’s expectations around 2025 annual production, including the total production range, the total bitumen production range, the upgraded - net SCO and diesel range, non-upgraded bitumen range, total oil sands production range, total exploration and production range, the planned production ranges for each producing asset including the total planned production range for Oil Sands operations, the planned production range for SCO and diesel, and non-upgraded bitumen from Oil Sands operations, the planned production range for each of Fort Hills and Syncrude, and the planned range of inter-asset transfers and consumption; Suncor’s expectations of cash operating costs for Oil Sands operations, Fort Hills, and Syncrude; Suncor’s expected Refinery Throughput, Refinery Utilization, and Refined Product Sales; Suncor’s expected Capital Expenditures for each of its segments; the expected length of outages at the Base Plant Upgrader due to the coke drum replacement project and at the Edmonton and Sarnia refineries due to scheduled turnarounds; the design and expected impacts and the major economic investments of Suncor’s capital program; and the expected continuation of accelerated activities at Fort Hills North Pit. In addition, all other statements and information about Suncor’s strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements may be identified by words like “guidance”, “outlook”, “will”, “expected”, “estimated”, “focus”, “planned”, “believe”, “anticipate” and similar expressions.

Forward-looking statements are based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of its experience and its perception of historical trends including expectations and assumptions concerning: the accuracy of reserves estimates; commodity prices and interest and foreign exchange rates; the performance of assets and equipment; uncertainty related to geopolitical conflict; capital efficiencies and cost-savings; applicable laws and government policies; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour, services and infrastructure; the satisfaction by third parties of their obligations to Suncor; the development and execution of projects; and the receipt, in a timely manner, of regulatory and third-party approvals.

Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to our company. Suncor’s actual results may differ materially from those expressed or implied by our forward-looking statements and you are cautioned not to place undue reliance on them.

Assumptions for the Oil Sands operations, Syncrude, and Fort Hills 2025 production outlook include those relating to reliability and operational efficiency initiatives that the company expects will minimize unplanned maintenance in 2025. Assumptions for the Exploration and Production 2025 production outlook include those relating to reservoir performance, drilling results and facility reliability. Factors that could potentially impact Suncor's 2025 corporate guidance include, but are not limited to:

•	Bitumen supply. Bitumen supply may be dependent on unplanned maintenance of mine equipment and extraction plants, bitumen ore grade quality, tailings storage and in situ reservoir performance.

•	Third-party infrastructure. Production estimates could be negatively impacted by issues with third-party infrastructure, including pipeline or power disruptions, that may result in the apportionment of capacity, pipeline or third-party facility shutdowns, which would affect the company's ability to produce or market its crude oil.

•	Performance of recently commissioned facilities or well pads. Production rates while new equipment is being brought into service are difficult to predict and can be impacted by unplanned maintenance.

•	Unplanned maintenance. Production estimates and capital expenditures could be negatively impacted if unplanned work is required at any of our mining, extraction, upgrading, in situ processing, refining, natural gas processing, pipeline, or offshore assets.

•	Planned maintenance events. Production estimates and capital expenditures, including production mix, could be negatively impacted if planned maintenance events are affected by unexpected events or are not executed effectively. The successful execution of maintenance and start-up of operations for offshore assets, in particular, may be impacted by harsh weather conditions, particularly in the winter season.

•	Commodity prices. Declines in commodity prices may alter our production outlook and/or reduce our capital expenditure plans.

•	Foreign operations. Suncor's foreign operations and related assets are subject to a number of political, economic and socio-economic risks.

Non-GAAP Financial Measures

Oil Sands operations cash operating costs, Fort Hills cash operating costs, and Syncrude cash operating costs are not prescribed by Canadian generally accepted accounting principles (“GAAP”). These non-GAAP financial measures are included because management uses the information to analyze business performance, including on a per barrel basis, as applicable, and it may be useful to investors on the same basis. These non-GAAP financial measures do not have any standardized meaning and, therefore, are unlikely to be comparable to similar measures presented by other companies. These non-GAAP financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. These non-GAAP financial measures are defined in the Non-GAAP Financial Measures Advisory section of the MD&A and, for the period ended September 30, 2024, are reconciled to the comparable GAAP measure in the MD&A, and each such reconciliation are incorporated by reference herein. Oil Sands operations cash operating costs, Fort Hills cash operating costs and Syncrude cash operating costs per barrel are based upon the production assumptions of each respective asset and that the natural gas used at each respective asset will be priced at an average of $2.50/GJ for 2025. The Syncrude cash operating costs per barrel measure may not be fully comparable to similar information calculated by other entities due to differing operations.

Suncor’s Management’s Discussion and Analysis for the third quarter of 2024 dated November 12, 2024 (the “MD&A”), its Annual Information Form, Annual Report to Shareholders and Form 40-F, each dated March 21, 2024, and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available on SEDAR+ at sedarplus.ca or EDGAR at sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Suncor Energy is Canada's leading integrated energy company. Suncor’s operations include oil sands development, production and upgrading; offshore oil production; petroleum refining in Canada and the U.S.; and the company’s Petro-Canada™ retail and wholesale distribution networks (including Canada’s Electric Highway™, a coast-to-coast network of fast-charging EV stations). Suncor is developing petroleum resources while advancing the transition to a lower-emissions future through investment in lower emissions intensity power, renewable feedstock fuels and projects targeting emissions intensity. Suncor also conducts energy trading activities focused principally on the marketing and trading of crude oil, natural gas, byproducts, refined products and power. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our web site at suncor.com

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